

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 3, 2009

Randall T. Mays
Chief Financial Officer and Director
Clear Channel Outdoor Holdings, Inc.
200 East Basse Road
San Antonio, Texas 78209

> **Re: Clear Channel Outdoor Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 001-32663**

Dear Mr. Mays:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 1. Business

Sources of Revenues, page 5

1. We note that for all of your billboards in the United States, you use independent third party-auditing companies to verify the number of impressions delivered by a display. Please tell us how you utilize this information.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Americas Results of Operations, page 43
International Results of Operatioins, page 44

2. Please revise to discuss how you expect customer cancellations and non-renewals during the fourth quarter to impact each of your segments prospectively in 2009.

3. Tell us the source and nature of the significant increase in bad debt in the Americas' business, particularly after your merger. Per schedule set forth on page 107, you reported a significant increase in the allowance for doubtful accounts during the period from July 31 through December 31, 2008.

4. We note your disclosure that direct operating expenses increased as a result of new site lease contracts for both the Americas and the International segments. In light of the fixed and long-term nature of these expenses, it is unclear to us how direct operating expenses decreased sequentially during the third and fourth quarters of 2008 as set forth in Note O. Please advise.

Cash Flows, page 46

5. We note that in lieu of a discussion and analysis of cash flows, you merely recited net changes in the major captions in the Statements of Cash Flows. Please provide an enhanced analysis and explanation of the sources and uses of cash and material changes in particular items underlying the major captions as reported therein for all periods presented.

Debt with Clear Channel Communications, pages 49-50

6. We note that you maintain collection bank accounts which are swept daily into accounts of Clear Channel Communications. Per your disclosure, unlike the management of cash from your U.S. based operations, the amount of cash, if any, which is transferred from your foreign operations to Clear Channel Communications is determined on a "basis mutually agreeable" to you and Clear Channel Communications based on the "reasonably foreseeable cash needs of your foreign operations." Addressing existing and known or reasonably likely future cash requirements of your foreign operations, please disclose the nature of such needs which are evaluated regularly for cash management purposes.

Critical Accounting Estimates, page 55

Indefinite-lived Assets, page 56

7. We note that indefinite-lived intangibles which consist of billboard permits
    accounted for 19% of total assets as of December 31, 2008. In light of the
    significance of the remaining indefinite-lived intangibles' balance, we expect
    robust and comprehensive disclosure in your critical accounting policies
    regarding your impairment testing policy. This disclosure should provide
    investors with sufficient information about management's insights and
    assumptions with regard to the recoverability of your billboard permits.
    Specifically, we believe you should provide the following information:

    • Provide a more detailed description of the steps you perform to review your
       billboard permits for recoverability.

    • Describe the nature of the valuation techniques you employed in performing
       the impairment tests. Qualitatively and quantitatively describe in more detail
       the significant estimates and assumptions used in your valuation model to
       determine the fair value of each unit of accounting under your direct valuation
       method and how you derive "industry normalized information." For example,
       you should disclose at a minimum your assumptions with respect to market
       revenue growth rates, market share, profit margin, duration and profile of the
       build-up period, how estimated start-up capital costs and losses incurred
       during the build-up period were determined, the risk-adjusted discount rates
       and terminal values. Discuss your consideration of any market risk premiums.

    • Describe changes to the assumptions and methodologies, if any, since your
       annual impairment test. In addition, tell us how the assumptions in your most
       recent test were impacted by the current economic environment. For example,
       you should explain in detail how your discount rates reflect the market risk
       premiums that have been noted in the current equity and debt markets.

    • Further, disclose any changes to your units of accounting or allocations of
       building permits by unit of accounting and the reasons for such changes.

    • Provide a table showing:

       (1) the carrying value and the fair value of each unit of accounting.
           Alternatively, if you do not disclose the fair value of each unit of
           accounting, you should disclose its fair value if it does not exceed its
           carrying value by a significant amount; and

(2) using hypothetical percentage reductions in fair value, disclose the impairment amount that would have occurred had the hypothetical reductions in fair value existed at the time of your impairment testing.

- In addition, if the fair value of any of your units of accounting does not, or would not, exceed its carrying value by a significant amount, provide a sensitivity analysis of your most recent impairment test assumptions for this unit of accounting based upon reasonably likely changes similar to what was already provided for your total billboard permits balance on page 57.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

8. Explain how you determined your units of accounting including your basis for concluding that separately recorded indefinite-lived intangibles should be combined into a single unit of accounting for purposes of testing impairment. In this regard, tell us more about your impairment testing at the "market level" and provide us with your analysis of EITF 02-7.

Goodwill, page 57

9. In light of the significance of the remaining goodwill balance, which accounted for 15% of your total assets as of December 31, 2008, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of the remaining goodwill. Specifically, we believe you should provide the following information:

- Provide a more detailed description of the steps you perform to review goodwill for recoverability similar to that provided on page 77.

- Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit (i.e., by country in your international segment).

- Describe the nature of the valuation techniques you employed in performing the impairment tests. Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of your reporting units in your impairment analysis. For example, since you utilize the discounted cash flow approach, you should disclose at a minimum:

> 1) the discount rates for each reporting unit and how those discount rates were determined,
>
> 2) how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and
>
> 3) your consideration of any market risk premiums.

- Describe changes to the assumptions and methodologies, if any, since your annual impairment test. For example, you should explain in detail how your discount rates reflect the market risk premiums that have been noted in the current equity and debt markets.

- Further, disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

- Provide a table showing:

  > (1) the carrying value and the fair value of each reporting unit. Alternatively, if you do not disclose the fair value of each reporting unit, you should disclose its fair value if it does not exceed its carrying value by a significant amount; and
  >
  > (2) using hypothetical percentage reductions in fair value, disclose the percentage by which the fair value of a reporting unit would exceed its carrying value.

- In addition, if the fair value of any of your reporting units does not, or would not, exceed its carrying value by a significant amount, provide a sensitivity analysis of your most recent impairment test assumptions for this reporting unit based upon reasonably likely changes similar to what was already provided at the reportable segment level on page 57.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Note A – Summary of Significant Accounting Policies

Intangible Assets, pages 71-72

10. Tell us your basis for determining that the reporting unit for Americas is the reportable segment. In this regard, we note that you have a Regional President for each of the Western U.S., Eastern U.S. and Latin America as indicated on your web site at http://www.clearchanneloutdoor.com/corporate/officers.htm.

11. We note that based on an interim impairment test of your reporting units as of December 31, 2008, you recognized a non-cash impairment charge of $2.5 billion to reduce goodwill due to disclosed macroeconomic factors which had an adverse effect on the estimated cash flows and discount rates used in the discounted cash flow model. Please enhance your discussion by providing a more detailed analysis of how such macroeconomic factors impacted your estimated cash flows and the discount rates used in the discounted cash flow model. Such discussion could be provided in your MD&A.

Note B — Intangible Assets and Goodwill

Definite-lived Intangibles, page 75

12. Please disclose the information required by paragraph 52(a)(3) of SFAS 141 for your "other" definite-lived intangibles. Additionally, please disclose:

- the nature of the assets which comprise "Other" definite-lived intangibles
- the amount, if any, which was assigned to the "Clear Channel" trademark. In this regard, we note your disclosure on page 24 that Clear Channel Communications granted you the right to use the "Clear Channel" mark, logo, and name.

Goodwill, page 77

13. Tell us how you determined the push down adjustments allocated to each reporting unit's goodwill, and particularly, why 99.5% of the fair value adjustment was pushed down to the Americas segment/reporting unit.

* * * *

As appropriate, please amend your filing and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director